December 5, 2007

Ms. Julie Bell
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Artistry Publications, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed November 21, 2007
File No. 333-146942

Dear Ms. Bell:

We represent Artistry Publications, Inc. (the “Company” or “Artistry”).  We are in receipt of your letter dated November 28, 2007 regarding the above referenced filing and the following are our responses:

Cover Page

1.
We note your response to our prior comment 2 and reissue. Item 501(a)(9)(iv) of Regulation S-B requires the price to the public for the securities to be disclosed on the outside front cover page of the prospectus. In the absence of a market price, disclosing that shares would be sold at privately negotiated prices does not satisfy this requirement. Please provide a fixed price prior to effectiveness and file a post-effective amendment to switch to a market price only if the shares begin trading on a market. Make similar changes elsewhere in the registration statement and prospectus as appropriate. In addition, because the selling shareholders will be required to sell at the fixed price shown on the cover page, please explain to us the selling shareholders' business reason for selling at the purchase price, thereby making no profit.

ANSWER:
The registrant has updated the filing to reflect that the fixed price of $0.02 prior to effectiveness based upon the price the shares were sold in the Company’s most recent offering.  The selling shareholders do not intend to sell their shares and make no profit.  The selling shareholders bought the Company’s shares with the intention of investing for a profit and do not intend to sell their shares until a public market develops.  Therefore, the selling shareholders do no intend to sell prior to the development of a public market in which they could sell for a profit.  However, if financial circumstances make it necessary for an individual to sell prior to the development of a public market then such selling shareholder may sell prior to such time and would have to sell at a fixed price of $0.02.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/     Gregg E. Jaclin
GREGG E. JACLIN